P.E. 1/30/02

02012679

SECURITIES AND EXCHANGE COMMISSION

0-23464

Washington, D.C. 20549

PROCESSED
FEB 1 1 2002
THOMSON
FINANCIAL

FORM 6-K

RECEIVED
JAN 3 0 2002

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of December 2001

Hummingbird Ltd.
(Translation of registrant's name into English)

1 Sparks Avenue, Toronto, Ontario M2H 2W1, Canada.
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ______ Form 40-F __X___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _____ No __X__

Encls. - 1 press release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

Hummingbird Ltd.
(Registrant)

Date: January 2, 2002

By: ______________________
Inder P.S. Duggal
Chief Financial Officer and
Chief Controller

Hummingbird

HUMMINGBIRD EIP LEADS THE PORTAL MARKET ACCORDING TO INDEPENDENT ANALYST REPORT

Analyst firm Ovum ranks Hummingbird Enterprise Portal market leader for key portal capabilities including Collaboration, Search and Categorization and Content Integration Capabilities

Toronto, Canada and London, United Kingdom - December 19, 2001 -- Hummingbird Ltd. (NASDAQ: HUMC, TSE: HUM), a world-leading enterprise software company, today announced that Ovum, the analyst and consulting company, recognized Hummingbird EIP™ (Hummingbird Enterprise Information Portal) as the leading enterprise portal solution in terms of content integration and ability to access both structured and unstructured information.

The *Ovum Evaluates: Portal Software* report was released in November 2001 and found Hummingbird EIP to lead the market by providing collaboration and groupware functionality, content integration – in terms of amount and variety of content types delivered – and native search and categorization capabilities. Hummingbird EIP also ranked well in other categories, including usability and personalization, administration, as well as workflow and task management.

The recently published report covers: key drivers for portal adoption, portal architectures, building a portal, and extensive evaluations of offerings from a number of leading enterprise portal vendors. "Hummingbird EIP has grown out of a substantial number of the company's technologies that are well-suited to enterprise portals," said Christopher Harris-Jones, Principal Analyst for Ovum "These have been brought together to provide a well-rounded offering. As a consequence, Hummingbird EIP provides significant built-in functionality that goes beyond the simple framework offered by some portal vendors."

"Ovum has validated Hummingbird's portal strategy by recognizing that vast amounts of information are held in 'inaccessible islands across the company'," says Barry Litwin, president, Hummingbird Ltd. "Hummingbird's goal is to make this information available to the right people, at the right time, in the right context and enable employees to act on this information."

For more information visit the Hummingbird website at www.hummingbird.com or Ovum's website at www.ovum.com.

About Hummingbird
Hummingbird (NASDAQ: HUMC; TSE: HUM) develops enterprise software solutions that provide the ability to access and act upon all business-critical information and resources, aggregated and categorized through a single user interface. Hummingbird offers these global enterprise solutions through the desktop and the Web with Hummingbird EIP™ (Hummingbird Enterprise Information Portal), the cornerstone product of the Company's e-Business solutions. Integrated within Hummingbird EIP™ are the Company's proven technologies for Host Access and Network Connectivity, data integration and business intelligence, as well as document and content management. The Company offers its solutions, along with

related consulting, education, and support services, in more than 50 countries around the world. For more information, please visit: http://www.hummingbird.com

About Ovum

Ovum, the analyst and consulting company, is a global leader in the rapidly changing world of converging technologies and markets. Genuinely original thinking coupled with exceptional knowledge and experience allows the company to provide its customers with a definitive map of this complex environment and to guide them through it.

Ovum serves the world's telecoms operators and service providers, telecoms equipment suppliers, IT and software vendors, IT service providers, consultancies, investors, regulators and large users of IT solutions. Working with both the supply-side and the user community gives the company a unique insight into the demand and the drivers for future technology and market opportunities.

Ovum's analysts and consultants are located at centers of expertise in London, Boston, San Francisco, Seoul, Melbourne and Sydney.

Forward-looking statements in this press release, including statements relating to the Company's future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to protect its intellectual property rights; the Company's ability to train its sales force, technical staff and other groups in a growing array of products; the Company's ability to hire, train, and retain highly qualified personnel; the introduction of new products in a timely manner and the Company's ability to generate demand for, and gain market acceptance of, those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators.

Hummingbird Contacts:

Amelia Young, CFA
Sr. Director, Investor Relations
Hummingbird Ltd.
Tel: 416-496-2200 ext. 5846
Fax: 416-496-2207
amelia.young@hummingbird.com

David Ahrens
Manager, Public Relations
Hummingbird Ltd.
Tel: (416) 496-2200 ext. 2549
Fax: (416) 496-2207
david.ahrens@hummingbird.com